EXHIBIT 99.1

Caledonia Mining Corporation Plc Notification of relevant change to significant shareholder

ST. HELIER, Jersey, June 27, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that it has received notification of a relevant change in the interest of a significant shareholder.  In accordance with AIM rule 17, the following details are notified:

  Identity of the significant shareholder: Sales Promotion Services S.A.
  Date of disclosure: June 26, 2019
  Date of relevant change: May 31, 2019
  Price, amount and class: 20,000 depositary interests; price not disclosed
  Nature of transaction: sale
  Nature and extent of significant shareholder's interest: not disclosed

The holder also notified Caledonia that it now holds an interest in 848,773 shares which, as at today’s date, represents 7.89% of the Company’s total issued share capital of 10,763,041 common shares.

Caledonia announced on November 13, 2017 that it had been informed that the beneficial owner of Sales Promotion Services S.A. is Heinrich Auwärter.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204